Exhibit 21.1

List of Subsidiaries of Everbridge, Inc.

Company Name	Jurisdiction
Beijing Wan Qiao Da Guan Information & Technology Ltd.	China
Everbridge Holdings Limited	United Kingdom
Everbridge Europe Limited	United Kingdom
Everbridge Securities Corporation	Massachusetts
Microtech USA LLC	Delaware
Microtech Limited	Guernsey
Svensk Krisledning AB	Sweden